Rabobank Rabobank Nederland
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Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


09045924

Our reference BB/jcd
Date April 2, 2009

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode March 2009 and the Pricing Supplements of March 2009 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

dlw 4/21



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Co-operative banks contribute to market access and stability in turbulent times

3-3-2009 | Other news

Over 100 years ago, the original focus of co-operative banks was to provide financing and insurance to small farmers, who at the time had a limited access to credit. Since then, co-operative banks have expanded the scope of their operations to include other segments. And, since the establishment of the first co-operative banks, market access to financial services has improved dramatically. Rabobank Economist Bouke de Vries discusses whether the main function of co-operative banks to correct market failure still exists and how it relates to the current global credit crisis.

Essence of the co-operative
The essence of the savings and credit co-operatives was the approach in which farmers who had surplus savings were prepared to lend these excess funds to farmers who needed credit. Subsequently, the local community ensured that the loans were repaid. This social control and intricate knowledge and understanding of the local situation reduced the information asymmetry between the borrower and the lender.

Information asymmetry causes losses
Information asymmetry is, in fact, one of the primary causes of the huge losses that have recently been incurred on structured credit portfolios. Therefore, the fact that co-operative banks continue to operate close to their customers is a major benefit. It means that if customers encounter difficulties, the bank is close at hand to work with them to find solutions.

Global credit crisis and local challenges
The credit crisis and the economic downturn have affected banks across the board. Co-operative banks have had to post losses on complex products as well. The trend of growth in lending that has prevailed in recent years, will temporarily come to a halt. Co-operative banks are also facing challenges involving the restructuring of the local bank networks and expanding member involvement. A strong, local, physical presence has always been a unique strength of the co-operative branch office networks.

Cutting costs, consolidating the branch network, innovating customer service and integrating channels are all parts of the answer to the challenges. The Internet and the fact that the banks are becoming increasingly larger is creating a growing distance between banks and their members and customers. In order to maintain their monitoring and advisory role in the co-operative, banks need to find new ways of engaging members. This has led the European co-operative banks to experiment with new formats for member meetings, to conduct online member polls and to develop new member benefits.

The co-operative model in the future
It is clear that co-operative banks still have a distinctive role to play. The co-operative model is one that places customers and other stakeholders at the centre and that gives members influence over the bank's decisions. It provides a viable alternative to the shareholder model under the current market conditions in which segments of the financial markets have once again turned out not to work effectively.

The Economic Research Department (ERD) is the economic knowledge center of Rabobank. ERD is responsible for following, analysing and predicting financial and economic developments in the Netherlands and around the world. This article is written by Rabobank Economic Researcher Bouke de Vries and an extended version will appear in the March issue of the Dutch Co-operative Council (NCR).

The European banking sector and the co-operative banks


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Quarter of all A-brands in the food sector in danger zone

24-3-2009 | Press Release

The pressure on A-brands in the food sector is set to increase further in the years ahead. The product range groups in which these brands operate are losing space in supermarkets. Supermarket private labels are also developing into dominant brands. Sipko Schat, Member of the Executive Board of Rabobank: 'The brand landscape in the Dutch food sector will undergo a metamorphosis in the coming years. A-brands will no longer focus exclusively on the mass market, but will increasingly also serve niche and budget segments. The A-brands that are able to develop and implement this type of diversified approach effectively can look forward to a successful future.'

This is the conclusion reached by Rabobank, EFMI Business School and the Netherlands FoodService Institute based on the results of a joint study into the future of food suppliers in the Netherlands. The study was presented at the annual Vision on Food Congress 2009 that was held in the Rabobank Group's Duisenberg Auditorium in Utrecht, the Netherlands.

The playing field for A-brands is becoming smaller
There is intense competition within the Dutch supermarket sector. In order to gain a distinctive position, supermarkets will have to adapt and/or enrich their product ranges to include more (refrigerated) fresh products, convenience products and non-food. This product range development will primarily come at the expense of 'traditional' grocery products. Non-perishable grocery products have traditionally been the domain of the well-known A-brands. The fact that supermarkets are dedicating more attention and shelf space to product groups in which A-brands hold a less prominent position will automatically cause the A-brands' playing field to become smaller.

Private labels will also become A-brands
But not only is the A-brands' playing field becoming smaller. A-brands are also being confronted in the product groups in which they operate with private labels that provide increasingly better quality. These private labels are gaining more and more shelf space and premium versions of the private labels are also being introduced (such as Albert Heijn's AH Excellent). This development is also set to continue in the years ahead. The main question is consequently not whether the market share of private labels will rise, but rather where the upper limit for growth in the market share of private labels will lie in the Netherlands. Marcel van Aalst, Director of Research at EFMI Business School: 'The market share of private labels has been rising by a percentage point a year since 2003. While the growth in private labels will level off somewhat in the coming years, we still expect the market share of private labels to have reached more than 30% in 2020. Growth in private labels used to come at the expense of B- and C-brands, but now that these brands have virtually been eliminated from supermarket shelves, the A-brands will be the ones that will come under pressure in the years ahead.'

Quarter of A-brands do not have sufficient added value
A-brands that do not expressly feature added value in comparison to private labels will end up in the same position that the B- and C-brands have held in recent decades. Van Aalst: 'Private labels have undergone a far-reaching quality and image transformation in recent years and as a result it will be more difficult for A-brands to be distinctive in terms of product characteristics (functional) and brand experience (emotional). Our study reveals that approximately 25% of the A-

brands currently do not have sufficient functional and emotional value in comparison to private labels. If these brands do not succeed in developing this added value in the years ahead, they will lose their right to exist and vanish from supermarket shelves in or around 2020.'

A premier league of A-brands
In order to escape the increasing pressure, many brand product manufacturers will invest substantially in their brands and product ranges in the coming years. Some brand product manufacturers will be more successful in this endeavour than others. This will lead to a more distinct dividing line behind so-called 'super brands' and mainstream A-brands in around 2020. At present, 15% of the A-brands in supermarket shelves can be qualified as super brands. These are top brands that continually prove themselves in the eyes of consumers through a combination of outstanding product quality, continuous innovation and a clear positioning.

'New' A-brands in the top and budget segments
Brand product manufacturers will also introduce 'new' A-brands. Van Aalst: 'We will see more premium A-brands in the top segment that are aimed at smaller target groups, such as organic versions of A-brands. At the same time we will also see more budget versions of A-brands that can compete in terms of price with the standard private labels.'



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Satellite technology brings crop insurance to African farmers

25-3-2009 | Other news

Rabobank and the Micro Insurance Agency are developing crop insurance products for farmers in Africa based on historical weather data and advanced harvest forecasts. New satellite technology from a Dutch engineering firm called EARS is making it possible for African agriculture to push forward in developing economies of scale.

Using geostationary weather satellites, EARS has gathered thirty years of data and is now able to make reliable harvest forecasts. "These satellites measure solar reflection and infrared radiation from the earth," says Steven Foppes of EARS. "We have developed a series of models to convert this information into reliable data concerning precipitation and evaporation."

Helping coffee farmers in Rwanda
In Rwanda, for example, coffee farmers now have access to new technology offering access and information which was previously nearly unheard of in rural areas of the country. With historical satellite data and historical data on coffee production, EARS has established a relationship between drought and coffee yield for entire landmass of Rwanda, and has build estimates for 2008 production.

"Our data enables us to predict where food shortages and surpluses can be expected. And possessing this information means that you do not have to send food aid unnecessarily and can prevent disruption of the regional markets," said Foppes.

Using its international network, Rabobank put EARS in contact with the Micro Insurance Agency from the UK. With people on the ground in Africa, Micro Insurance Agency is using the EARS information to build and provide micro-insurance for small, rural farmers around the world. Foppes said, "They call our information the missing link."

Developing reliable risk profiles
Based on experience, EARS is able to make reliable risk profiles which are a pre-requisite for insurance companies to develop and provide products. The insurance products not only protect farmers against the effects of harvest failures, but also enable access to finance.

"The insurance for farmers is another financial service we can facilitate for our African partner banks," said Rabo Development's Frank Nagel. "It would be great to combine banking and insurance making the financial products more worthwhile and viable for African farmers and our partner banks in Rwanda, Tanzania, Zambia and Mozambique."

Related information

Rabo Development

www.ears.nl



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Rabobank brings Bonaire closer to sustainable energy future

25-3-2009 | Other news

Econcern and Rabobank have reached financial close for a pioneering project that will see the establishment of a sustainable energy system on the Caribbean island of Bonaire. The system is designed to meet the island's entire electricity needs sustainably. Rabobank is acting as sole Mandated Lead Arranger (MLA) for the USD 49.6 mln term loan facility for Ecopower Bonaire B.V.

Transaction Background
EcoPower Bonaire BV ("Ecopower"), a consortium of Econcern, Enercon and MAN, will build and operate the 24 MW Project (which consists of 10 MW from windturbines and 14 MW from diesel engines). Ecopower will be the sole provider of electricity for the whole island by 2010 and for a period of 15 years. Thanks to the wind component, a significant reduction in energy prices is expected (without subsidy support) while at the same time Bonaire's dependence on a fluctuating oil price will diminish. Approximately 40% of the total electricity will be generated by the wind turbines. The diesel generators, although initially run on Low Sulphur Fuel Oil (LFO) shall, when economically feasible, switch to biofuel in the future for a 100% supply of electricity for Bonaire from renewable energy sources.

Frank Wouters, managing director of Evelop: "The Bonaire project is proof that a sustainable energy supply for everyone is achievable. This project is an important show-case; Bonaire will be home to world's largest stand-alone wind-diesel project. We are especially proud that we have been able to develop, finance and construct this project in a very short time."

Marcel Gerritsen, Global Head of Renewable Energy & Infrastructure Finance (REIF) at Rabobank International: "This project is the first of its kind on this scale, and we are proud to be the financing partner. This project underlines our appetite to be at the forefront of financing innovative developments in the renewable energy industry."

When the biofuels are used, Bonaire will be the first Caribbean island that will run entirely on sustainable electricity. This gives the project a unique profile and allows Rabobank, in these turbulent times, to show its commitment to the renewable energy sector and ambition to be a leading player in the renewable energy market.

Unique Project as the first Caribbean Island running on renewable energy;

First project of this scale combining wind energy, (bio)diesel and battery back-up technology;

Project will reduce cost of electricity without incurring subsidy scheme;

Related Information

Renewable Energy

Econcern
Press release
Tombstone Rabobank and Econcern


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'Australia will, true to form, get back on its feet'

27-3-2009 | Other news

These are not easy times for Australia. The credit crisis was already placing harvest production under pressure and the recent forest fires and floods in the country brought about a huge impact on Australian agriculture. Sander Pruijs, Member of the Managing Board of Rabobank International, is nonetheless fully confident that Australia will, true to form, emerge successfully from this challenging period.

"Australia is used to setbacks. So during good years it takes into account the bad years that lie ahead. The world can learn a lot from Australia in this respect. Australia has been suffering a drought for the last four to five years. But they're not giving up. Optimism is in their roots," said Pruijs on his recent survey and visit to the Australian countryside.

"The weather in Australia is both unpredictable and has a huge impact on output considering that the country's main exports are wine, meat and cotton. This means the country constantly has to adapt its products and export strategy to the changed conditions. The economic crisis had already placed the wine industry under pressure due to falling exports to the two most important markets (the US and UK). And the prolonged drought is now clearly making matters worse, although it will not be possible to calculate the actual damage to the yield and quality until after the harvest. The wine production forecast has, however, tentatively been adjusted downward to 1.42 million tonnes, which is more than 22 percent lower than in 2008. Even so, Australia has an unbelievable capacity to continue to adapt," said Pruijs.

"Meat exports to Japan used to consist primarily of exclusive and expensive cuts of meat. But there is now also a demand for less expensive meat. Farmers have consequently opted to 'move down the beast' and, as a result, exports to Japan are no longer limited to the most expensive cuts of meats," said Pruijs.

Different proportions
The vast size of Australia makes it impossible to compare operations in Australia and the Netherlands in terms of size. "Some people have a farm as a hobby alongside their day job. In the Netherlands we would envision a small plot of land with a few chickens and a goat, but in Australia these 'hobby farms' can cover anywhere from 20 to 50 hectares. On a previous trip to New Zealand, I toured a deer farm that covered no less than 10,000 km2. While an operation of that size is nothing unusual in New Zealand, it's hard for people in the Netherlands to even imagine a farm of that magnitude," said Pruijs.

Small and close-knit communities
Rabobank in Australia and New Zealand, which was formerly called PIBA Bank, announced in February that it would introduce special provisions in order to assist customers who had been affected by the forest fires. These measures were ultimately not needed because in the end none of the bank's customers had been affected personally or materially by the natural disaster. Pruijs has been able to experience how the bank operates at the heart of the local community during the visits he has paid to 'down under' in his role as an MBRI member. His last trip was too short to visit one of the bank's clients on location.

"I normally visit one of the bank's clients while I'm in the country and it's always fantastic. I like to experience first-hand the outstanding contacts that the bank maintains with its rural clients. It's great to be able to sit down at the kitchen table and

talk with farmers, partners and children. And this kind of direct contact seems like a part of everyday life. Even though Australia is a huge country, the communities are small and close-knit," said Pruijs.

Rabobank Australia is a leading lender in the agricultural sector in Australia and a large-scale business and financial services provider for the food & agri sector in the country. The bank has 51 branch offices in Australia and 29 branch offices in New Zealand.

Related information

Rabobank Australia



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Bank BGZ's firsts in sponsoring at the Track Cycling World Championships

27-3-2009 | Other news

From 25-29 March, for the first time, Poland is hosting the Track Cycling World Championships and record holders should be worried. The perfectly laid track is faster than e-mail and Rabobank is sponsoring teams from Poland, the Netherlands and New Zealand who will be competing in the new Bank BGZ Arena.

In professional track cycling, riders race indoors around a sloping circular track in two categories: sprint and endurance. The sport has not gained such a huge following in Poland, but that is about to change. Poland's Pruszków track has been compared to the Olympic tracks in both Sydney and Beijing. Some would agree, Poland has the fastest, low altitude track in the world.

"Cyclists are commenting on the quality of the track, spectators are saying it's a beautiful sports arena, and staff and clients of Bank BGZ are amazed to have been involved in this 'first' for Poland," said Małgorzata Zdzienicka, Head of Sponsoring for Bank BGZ.

The event marks many 'firsts' for Poland said Zdzienicka, "This is our first world championship, our first world class sports venue, the first time a Polish company has branded its name on an event and a sports arena. Understandable, we are very proud in Poland and at Bank BGZ."

Bank BGZ
As one of Poland's leading agribanks, Bank BGZ is founder and sponsor of the specially-built and banked track called a velodrome. BGZ is also sponsoring the country's whole cycling team, including track cyling. Rabobank is a 59% majority stakeholder in BGZ and shares a similar history in providing financing for the food and agricultural sectors over the years.

RaboPlus New Zealand and the Netherlands
Rabobank is also the main sponsor for two other country teams at the world championships. The Netherlands track cycling team is supported by Rabobank and the New Zealand team is being backed by RaboPlus, an internet direct banking site. "Since this is the first time we have all worked together, we will take a family photo with the three Rabo sponsored teams on Sunday to celebrate our participation in the Track Cycling World Championships," said Zdzienicka.

Heleen Crielaard, Head of Sponsoring of Rabobank Nederland added, "It's good to see that our offices and subsidiaries all over the world value our cycling sponsorship, and try to use it in their own region. During this World Championship they compete against each other to become champion, but for Rabobank as a sponsor they serve the same goal."

Sponsoring

Bank BGZ

Poland's Pruszkow Track


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'Australia will, true to form, get back on its feet'

27-3-2009 | Other news

These are not easy times for Australia. The credit crisis was already placing harvest production under pressure and the recent forest fires and floods in the country brought about a huge impact on Australian agriculture. Sander Pruijs, Member of the Managing Board of Rabobank International, is nonetheless fully confident that Australia will, true to form, emerge successfully from this challenging period.

"Australia is used to setbacks. So during good years it takes into account the bad years that lie ahead. The world can learn a lot from Australia in this respect. Australia has been suffering a drought for the last four to five years. But they're not giving up. Optimism is in their roots," said Pruijs on his recent survey and visit to the Australian countryside.

"The weather in Australia is both unpredictable and has a huge impact on output considering that the country's main exports are wine, meat and cotton. This means the country constantly has to adapt its products and export strategy to the changed conditions. The economic crisis had already placed the wine industry under pressure due to falling exports to the two most important markets (the US and UK). And the prolonged drought is now clearly making matters worse, although it will not be possible to calculate the actual damage to the yield and quality until after the harvest. The wine production forecast has, however, tentatively been adjusted downward to 1.42 million tonnes, which is more than 22 percent lower than in 2008. Even so, Australia has an unbelievable capacity to continue to adapt," said Pruijs.

"Meat exports to Japan used to consist primarily of exclusive and expensive cuts of meat. But there is now also a demand for less expensive meat. Farmers have consequently opted to 'move down the beast' and, as a result, exports to Japan are no longer limited to the most expensive cuts of meats," said Pruijs.

Different proportions
The vast size of Australia makes it impossible to compare operations in Australia and the Netherlands in terms of size. "Some people have a farm as a hobby alongside their day job. In the Netherlands we would envision a small plot of land with a few chickens and a goat, but in Australia these 'hobby farms' can cover anywhere from 20 to 50 hectares. On a previous trip to New Zealand, I toured a deer farm that covered no less than 10,000 km2. While an operation of that size is nothing unusual in New Zealand, it's hard for people in the Netherlands to even imagine a farm of that magnitude," said Pruijs.

Small and close-knit communities
Rabobank in Australia and New Zealand, which was formerly called PIBA Bank, announced in February that it would introduce special provisions in order to assist customers who had been affected by the forest fires. These measures were ultimately not needed because in the end none of the bank's customers had been affected personally or materially by the natural disaster. Pruijs has been able to experience how the bank operates at the heart of the local community during the visits he has paid to 'down under' in his role as an MBRI member. His last trip was too short to visit one of the bank's clients on location.

"I normally visit one of the bank's clients while I'm in the country and it's always fantastic. I like to experience first-hand the outstanding contacts that the bank maintains with its rural clients. It's great to be able to sit down at the kitchen table and

talk with farmers, partners and children. And this kind of direct contact seems like a part of everyday life. Even though Australia is a huge country, the communities are small and close-knit," said Pruijs.

Rabobank Australia is a leading lender in the agricultural sector in Australia and a large-scale business and financial services provider for the food & agri sector in the country. The bank has 51 branch offices in Australia and 29 branch offices in New Zealand.

Related information

Rabobank Australia


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Rescue plans with side-effects

30-3-2009 | Other news

In the first quarter of 2009, we have seen large rescue plans to jump-start the US financial system and economy. US economist Philip Marey from Rabobank's Financial Markets Research department, discusses the effects of these rescue plans.

Geithner's invitation to investors
On 23 March, Treasury Secretary Geithner announced his plan to deal with 'toxic' assets that plague the financial system. A sustainable recovery of the economy is not possible unless this problem is solved. The Treasury provides US$75 billion to US$100 billion to match equity put up by private investors to buy toxic assets. Moreover, the FDIC provides guarantees for the debt issued by investors to finance the purchase of toxic loans, and the Fed opens a credit facility for investors who are willing to buy toxic securities. This program should generate US$500 billion to purchase toxic assets.

However, the question is whether Geithner's plan offers investors enough incentives to start buying toxic assets, something they have not been willing to do so far. Besides the price risk of toxic assets, participating in this program also leads to political risk, since recent political reactions to executive compensation and bonuses may deter investors from being subject to political scrutiny.

Obama's economic stimulus package
Meanwhile, rescue plans for the real economy have already been put in place. In February, president Obama signed a US$ 787 billion economic stimulus bill that – in combination with the 'inheritance' from the Bush administration – will lead to a US$1.75 trillion budget deficit in 2009. The sky-rocketing deficit is generating a massive supply of Treasuries in the market, leading to upward pressure on long-term interest rates.

As for its impact on the economy, the Obama administration intended to use the stimulus package to give the economy a strong impulse by focusing on 'shovel ready' infrastructure projects. However, conflicting political interests in Congress watered down the final stimulus bill to a heterogeneous package with an impact that will be smoothed out over 2009 and 2010. That meant an end to Team Obama's ambitions for a Big Bang to boost the economy out of recession.

Bernanke's Big Bang
Instead, on 18 March, the Big Bang came from the Fed when it decided that this was the right time to use the ultimate weapon in its arsenal, the purchase of longer-term Treasuries, despite the inflationary fall-out that we may see down the road. The Fed's demand for Treasuries and additional purchases of agency securities should reverse the upward pressure on long-term interest rates in the coming months, which would help the economy. However, once the economy recovers, substantial inflation pressure may arise, while a timely reversal of the purchases of longer-term Treasuries may be difficult to achieve and could even hinder the recovery because of the upward effect on interest rates.

The unprecedented measures that the US has taken in recent months are necessary to bring an end to the credit crisis and the economy back to life, but they may lead to new problems down the road: high inflation and interest rates, and a loss of confidence in US fiscal and monetary discipline and the dollar.

Financial Markets Research (FMR) is the research department of Rabobank International's Global Financial Markets division and Philip Marey is the author of this article.

Other articles from Financial Market Research

Buy American sends wrong signal



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Confidence hits two-year low for Australian farmers

30-3-2009 | Other news

Australian farmer confidence has fallen to a two-year low as difficult global market conditions and softening commodity prices continue the downward spiral in rural sentiment. "This is the first survey I can remember where such a negative outlook hasn't been driven by the effects of drought," said Rabobank's General Manager of Rural Australia, Peter Knoblanche.

Results at a glance:

Australian farmer confidence has again declined in the last quarter.

Concerns about international markets – along with falling commodity prices – had the biggest impact on confidence levels.

Sentiment improved among grain, cotton and sugar producers, but weakened in all other sectors.

In line with the easing of headline confidence, investment intentions have also moderated.

The latest Rabobank Rural Confidence Survey has shown the fourth successive quarterly decline in Australian farmer sentiment, with nearly half the nation's primary producers now expecting the rural economy to worsen. Knoblanche said the decline in confidence appeared to be more indicative of farmers' concerns about the future negative impact of the global financial crisis, rather than a reflection of anything that had actually been experienced to date.

Agricultural sectors
Sentiment was stronger among grain, cotton and sugar producers, however weaker across all other agricultural sectors this survey, with the biggest decreases observed among sheep, beef and dairy producers.

Knoblanche said the increase in cotton producer confidence comes despite the fact that prices are not historically high. "Cotton producers appear to have been buoyed by relatively favourable weather conditions and improved allocations in some of the key catchments. Cotton prices may not be as attractive as they could be, but that is being counter-balanced by a significant lift in production," Knoblanche said.

The past two quarters of the survey have seen sugar move from one of the most pessimistic sectors, to the most optimistic. Across all other sectors, the dual forces of uncertain international markets and already realised lower commodity prices are constraining sentiment, the survey showed.

The most robust study of its type in Australia, the Rabobank Rural Confidence Survey has been conducted since 2000 by an independent research organisation interviewing an average of 1200 farmers throughout the country each quarter. The next results are scheduled for release in May 2009.

Rural Confidence Survey - March 09 Media Release National



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Rabobank: Dutch economy to contract by 4% in 2009

31-3-2009 | Press Release

The Dutch economy will contract by approximately 4% in volume in 2009 in comparison to 2008. The Netherlands has only posted such a substantial decrease in annual Gross Domestic Product (GDP) on one other occasion in the past hundred years during peacetime, namely in the 1930s. Unemployment in the Netherlands will rise to levels not seen for the past fifteen years, increasing to 6% at the end of this year and nearly 9% at the end of 2010. A gradual recovery of the Dutch economy will not begin until the second half of 2010. These statements were made by the Rabobank economists in the Economic Quarterly Report published today.

Eurozone economy has deteriorated dramatically
Within a matter of only months, the economic outlook for the eurozone has deteriorated dramatically. Governments have intervened in the financial system on a large scale and central banks have cut their policy interest rates to almost zero. These measures have, however, so far failed to produce visibly positive effects on economic growth. The stimulus packages and capital injections are driving up government debt and are consequently leading to a sharp increase in the issue of government bonds. The fact that a relatively large amount of government bonds will be auctioned within a short period of time could exert upward pressure on long-term interest rates. The European Central Bank will further reduce its policy interest rate by 50 basis points to 1%. The Rabobank economists say this does not, however, amount to radical 'quantitative easing'.

They furthermore state that they have adjusted their real growth forecast for China in 2009 downward to 3.5%. The Rabobank economists nonetheless expect that the Chinese government will publish a percentage of approximately 6.5% in order to prevent social unrest. The Chinese economy is set to face the most considerable slowdown in growth in the past twenty years due to weaker external demand and decreasing investment in the real estate sector.

Contraction will have a strong negative impact on Dutch government budget
The steep economic downturn in the Netherlands will lead to a rapid decrease in tax revenues and a rise in social benefits, which will in turn drive up the Dutch government deficit substantially. Dutch government deficit would, however, have risen this year even without the crisis. During the highpoint of the economic boom, the Dutch government posted meagre surpluses in 2007 and 2008 of 0.3% and 0.9% of GDP respectively. At the official opening of Dutch parliament in September 2008, the Dutch government said it would finance numerous plans, setbacks and deficits with income from gas, which was estimated very positively due to the high price of oil at that time.

Now that it appears that the price of oil will turn out to be more than 60% lower, the related income will also be considerably less than originally expected. In addition, a number of cost overruns have remained hidden over the past year due to high inflation. The expenditure parameters consequently rose more rapidly than the costs. Sharply falling inflation will make the cost overruns painfully clear this year. The Rabobank economists say the Dutch government will moreover have its hands full coping with the problems in the financial sector in the months ahead and as a result will have limited scope for further stimulus policy.

Download the Economic Quarterly (in Dutch)

Economic Quarterly (in Dutch)
Kennisbank (in Dutch and English)


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Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1981A
TRANCHE NO: 1

NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 (the "Notes")

Issue Price: 100.65 per cent.

TD Securities

UBS Investment Bank

Daiwa Securities SMBC Europe

ING Wholesale Banking

RBC Capital Markets

Rabobank International

Zurich Cantonalbank

Deutsche Bank

KBC International Group

The Royal Bank of Scotland

The date of these Final Terms is 3 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1981A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Zealand Dollars ("NZD")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 100,000,000
	(ii)	Tranche:	NZD 100,000,000
5	Issue Price:		100.65 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	NZD 1,000
	(ii)	Calculation Amount:	NZD 1,000
7	(i)	Issue Date:	12 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		12 March 2013

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.125 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
(ii)	Interest Payment Date(s):	12 March in each year commencing on 12 March 2010 and ending on the Maturity Date
(iii)	*Fixed Coupon Amount :*	NZD 51.25 per Calculation Amount
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
(vii)	*Other terms relating to the method of calculating interest for Fixed Rate Notes:*	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	*Not Applicable*
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) *on redemption (a) on the* occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with *Condition 7(g) or* (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons *permitted on days other than* Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No

		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Wellington, Auckland
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square

London EC2A 1DB
United Kingdom

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
Thames Court
One Queenhithe
London EC4V 3RL
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Zurich Cantonalbank
Bahnhofstrasse 9
CH-8001 Zurich
Switzerland

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

ING Belgium SA/NV
Avenue Marnix 24
B-1000 Brussels
Belgium

KBC Bank NV
Havenlaan 12
GKD/8742
B-1080 Brussels
Belgium

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

The Royal Bank of Scotland plc
135 Bishopsgate

		London EC2M 3UR United Kingdom
	(ii) Stabilising Manager(s) *(if any)*:	The Toronto-Dominion Bank
	(iii) Managers' Commission:	1.400 per cent. selling concession 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.399293, producing a sum of (for Notes not denominated in Euro):	Euro 39,929,300.00

43	**In the case of Notes listed on Euronext Amsterdam:**	***Not Applicable***

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 12 March 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,660.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 98,985,000
(iii)	Estimated total expenses:	NZD 1,625,000 (comprising a combined management and underwriting commission, selling concession and AUD 40,000 Dealers' expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.942 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0415923118
(iii)	Common Code:	041592311
(iv)	German WKN-code:	AOT7DA
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	*Delivery against payment*
(viii)	Names and addresses of additional	Not Applicable

Paying/ Delivery Agent(s) (if any):

(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	From and including 3 March 2009 to 30 days from 12 March 2009, provided that the offer period in Austria will not commence until the filing required by the competent authority of Austria has been duly made.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1982A
TRANCHE NO: 1
USD 10,000,000 CMS Spread Range Accrual Notes 2009 due March 2019 (the 'Notes')

Issue Price: 100 per cent.

HSBC

The date of these Final Terms is 4 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1982A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollars ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 10,000,000
	(ii) Tranche:	USD 10,000,000
5	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	(i) Specified Denominations:	USD 100,000
	(ii) Calculation Amount:	USD 100,000
7	(i) Issue Date:	6 March 2009
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	6 March 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate further particulars specified below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period from (and including) the Interest Commencement Date to (but excluding) the first Specified Interest Payment Date and, thereafter, each period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	6 September, 6 December, 6 March and 6 June in each year from and including 6 June 2009 to and including 6 March 2019.
	(iii) Business Day Convention:	Modified Following
	(iv) Business Centre(s) (Condition 1(a)):	London, New York
	(v) Manner in which the Rate of Interest is to be determined:	In respect of each Interest Period from (and including) the Interest Commencement Date to (but excluding the Maturity Date), the Interest Rate will be a percentage rate calculated by the Calculation Agent in accordance with the following formula: 5.80 per cent. x N/D Where:

N = the number of calendar days in the relevant Interest Period on which the CMS Spread is greater than or equal to 0.00 per cent. provided however, that prior to the Rate Cut-off Date, if any calendar day is not a Business Day, then the fixing of the CMS Spread on the immediately preceding Business Day shall apply; and provided further that, the CMS Spread fixing in respect of a calendar day falling within the relevant Interest Period after the Rate Cut-off Date will be the fixing of the CMS Spread on the relevant Rate Cut-off Date for that Interest Period.

D = the number of calendar days in the relevant interest period,

CMS Spread:

30 yr USD CMS – 5 yr USD CMS

Where:

30yr USD CMS = the fixing of the 30yr USD (semi annual) swap rate (expressed as a percentage) at or around 11.00am New York time) on the Reuters Screen ISDAFIX1 page. If such rate does not appear on Reuters Screen ISDAFIX1 page, the rate for that Business Day will be determined as if the parties had specified "USD-CMS-Reference Banks", as defined in the 2006 International Swaps and Derivatives Association ("ISDA") Definitions, as the applicable rate, with the modification that "Reset Date" shall mean Business Day and that "on the day that is two U.S. Government Securities Business Days preceding that Reset Date" shall be replaced by "on such Business Day"; and

5yr USD CMS = the fixing of the 5yr USD (semi annual) swap rate at or around 11.00am New York time) on the Reuters Screen ISDAFIX1 page. If such rate does not appear on Reuters Screen ISDAFIX1 page, the rate for that Business Day will be determined as if the parties had specified "USD-CMS-Reference Banks", as defined in the 2006 ISDA Definitions, as the applicable rate, with the modification that "Reset Date" shall mean Business Day and that "on the day that is two U.S. Government Securities Business Days

		preceding that Reset Date" shall be replaced by "on such Business Day".
	Rate Cut-off Date:	The fifth Business Day prior to the Specified Interest Payment Date of the relevant Interest Period.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	*5yr USD and 30yr USD CMS as defined above*
-	Interest Determination Date:	The Rate Cut-off Date
-	Relevant Screen Page:	*See 17 (v) above*
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s): [+/-]	Not Applicable
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	*In the event that no quotations are provided as requested in accordance with the provisions of the USD-CMS Reference Banks, the Calculation Agent shall determine the relevant Interest Rate (or a method for determining such Interest Rate), taking into consideration all available information that in good faith it deems relevant.*
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	*Optional Redemption Date(s):*	*6 June 2009 and thereafter on 6 September, 6 December, 6 March and 6 June in each year up*

			to and excluding the Maturity Date.
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Calculation Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 Business Days prior to the relevant Optional Redemption Date.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption	As set out in the Conditions

	Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	**Bearer Notes**
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's] Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.797203, producing a sum of (for Notes not denominated in Euro):	Euro 7,972,030
43	In the case of Notes listed on Euronext Amsterdam.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1	**Listing**	None
2	**Ratings**	
	Rating:	The Notes to be issued have been rated: S&P: AAA Moody's: Aaa Fitch Ratings Ltd: AA+ As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch Rating Ltd. An AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility[1]:	No.
(ii)	ISIN Code:	XS0415110369
(iii)	Common Code:	041511036
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable

(vii)	**Delivery:**	**Delivery against payment**
(viii)	**Names and addresses of additional Paying/ Delivery Agent(s) (if any):**	**Not Applicable**
(ix)	**Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):**	**HSBC Bank plc** **8 Canada Square** **London E14 5HQ** **United Kingdom**

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1974A
TRANCHE NO: 3

AUD 75,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009)

Issue Price: 100.1075 per cent. (plus 17 days' accrued interest from and including 17 February 2009 to but excluding 6 March 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 4 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "*Offering Circular*") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1974A
	(ii)	Tranche Number:	3
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 225,000,000
	(ii)	Tranche:	AUD 75,000,000
5	Issue Price:		100.1075 per cent. of the Aggregate Nominal Amount plus 17 days' accrued interest from and including 17 February 2009 to but excluding 6 March 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000

7	(i)	Issue Date:	6 March 2009
	(ii)	Interest Commencement Date, (if different from the Issue Date):	17 February 2009
8	Maturity Date:		17 February 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	17 February in each year commencing on 17 February 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	AUD 45.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	***Zero Coupon Note Provisions***		Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event	As set out in the Conditions

		(if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	**Bearer Notes**
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on

	behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.513636, producing a sum of (for Notes not denominated in Euro):	Euro 38,522,700
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 6 March 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 17 February 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been

drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 74,184,066.78
(iii)	Estimated total expenses:	AUD 1,053,750 (comprising AUD 1,031,250 Dealer's Commission and AUD 22,500 Dealer's expenses);

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 4.459 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0412228917
(iii)	Common Code:	041222891
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than	Not Applicable

	Euroclear and Clearstream, Luxembourg and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1974A
TRANCHE NO: 3

AUD 75,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009)

Issue Price: 100.1075 per cent. (plus 17 days' accrued interest from and including 17 February 2009 to but excluding 6 March 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 4 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1974A
	(ii)	Tranche Number:	3
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009
3	Specified Currency or Currencies:		Australian Dollars ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 225,000,000
	(ii)	Tranche:	AUD 75,000,000
5	Issue Price:		100.1075 per cent. of the Aggregate Nominal Amount plus 17 days' accrued interest from and including 17 February 2009 to but excluding 6 March 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000

7	(i)	Issue Date:	6 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	17 February 2009
8		Maturity Date:	17 February 2012
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	4.50 per cent. Fixed Rate (Further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		**Applicable**
	(i)	Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	17 February in each year commencing on 17 February 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	AUD 45.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event	As set out in the Conditions

	(if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	**Bearer Notes**
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on

		behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.513636, producing a sum of (for Notes not denominated in Euro):	Euro 38,522,700
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 6 March 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 17 February 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been

drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 74,184,066.78
(iii)	Estimated total expenses:	AUD 1,053,750 (comprising AUD 1,031,250 Dealer's Commission and AUD 22,500 Dealer's expenses);

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.459 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0412228917
(iii)	Common Code:	041222891
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than	Not Applicable

	Euroclear and Clearstream, Luxembourg and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 656)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number FD3634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**Euro 110,000,000,000
Global Medium Term Note Programme
Due from seven days to perpetuity**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 5,000,000 Index Linked Redemption Notes 2009 due March 2016 (the Notes)

SERIES NO: 1983A
TRANCHE NO: 1

The date of these Final Terms is 4 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditons, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(a) Series Number:	1983A
	(b) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro (EUR)
4.	Aggregate Nominal Amount:	
	(a) Series:	EUR 5,000,000
	(b) Tranche:	EUR 5,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	(a) Specified Denomination(s):	EUR 1,000 (minimum trading size: EUR 50,000)
	(b) Calculation Amount:	EUR 1,000
7.	(a) Issue Date:	5 March 2009
	(b) Interest Commencement Date:	Not Applicable
8.	Maturity Date:	7 March 2016
9.	Domestic Note (if Domestic Note, there will be no gross up for withholding tax):	No

10.	Interest Basis:	Non-interest bearing
11.	Redemption/Payment Basis:	Index Linked Redemption (further particulars specified in item 26 below)
12.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
13.	Put/Call Options:	None
14.	(a) Status of the Notes:	Senior
	(b) Date approval for issuance of Notes obtained:	Not Applicable
15.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions:	Not Applicable
17.	Floating Rate Note Provisions:	Not Applicable
18.	Zero Coupon Note Provisions	Not Applicable
19.	Index Linked Interest Note Provisions:	Not Applicable
20.	Equity Linked Interest Note Provisions:	Not Applicable
21.	Dual Currency Interest Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Call Option:	Not Applicable
23.	Put Option:	Not Applicable
24.	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note	Not Applicable
25.	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable

26.	**Final Redemption Amount (Index Linked Redemption Notes)**	**Applicable** **Provided that the Notes have not been previously redeemed or purchased and cancelled in accordance with the Terms and Conditions applicable to these Notes (Condition 9), on the Maturity Date the Issuer shall redeem each Note at an amount per Calculation Amount, in EUR, determined by the Calculation Agent as follows:**

(a) Formula for calculating the Final Redemption Amount:

EUR 1,000 + EUR 1,000

x Part x Max [0%: DB average / DB o – 100%]

with

Part being the participation of 100%

Max followed by a series of amounts inside brackets, means whichever is the higher of the amounts separated by a semi-colon inside those brackets.

DB o means the Basket on the Initial Basket Calculation Date and set to 100%

DB average means the arithmetic average of the Basket values calculated on the Basket Calculation Dates T in accordance with the following formula:

$$DB_{average} = \frac{DB_{T_1} + DB_{T_2} + DB_{T_3} + DB_{T_4} + DB_{T_5} + DB_{T_6} + DB_{T7}}{7}$$

where

Basket means the "TARGET Vol" basket composed of the Index and the money-market instruments (as specified and defined further in Annex 1 below)

Basket Calculation Dates T being:
1- 26 February 2010 (T1)
2 - 28 February 2011 (T2)
3 - 27 February 2012 (T3)
4 - 26 February 2013 (T4)
5 - 26 February 2014 (T5)
6 - 26 February 2015 (T6)
7 - 26 February 2016 (T7 or the "**Final Basket Calculation Date**")

each an Index Valuation Date, or if any such date is not a Index Valuation Date, the immediately following Index Valuation Date.

DB t means the Basket on the relevant Basket Calculation Date T as calculated in accordance with the following formula:

$$DB_t = \left(1 - AF \times \frac{ActDays(t,t-1)}{360}\right) \times \left[W_{t-1} \times \frac{I_t}{I_{t-1}} + (1 - W_{t-1}) \times \left(1 + (EURIBOR\,3M_{t-1} + Spread_t) \times \frac{ActDays(t,t-1)}{360}\right)\right] \times DB_{t-1}$$

with

Wo means the Investment Level of the Basket (as defined in Annex 1 below) on the Initial Basket Calculation Date (i.e. 46.30733567%).

W t means the Investment Level of the Basket on Index Business Day t (as defined in Annex 1 below)

I t means the Reference Level of the Index on the Basket Calculation Date t

ActDays (t,t-1) means the actual number of number of calendar days between t-1 (exclusive) and t (inclusive)

EURIBOR3M t means the EURIBOR 3 month rate on any Index Business Day as published on Bloomberg screen page EUR003M two (2) TARGET business days prior to date t (or if such rate is not available on such day, the immediately previous EURIBOR 3 month rate available).

Spread t is set to :

a) 50bps (if W t-1 is > 100%)

b) 0bps (if W t-1 is = or < 100%)

AF (Adjustment Factor) is 4% per annum

Initial Basket Calculation Date means 26 February 2009

(b)	**Calculation Agent responsible for calculationg the Final Redemption Amount:**	**BNP Paribas (The "Calculation Agent")** **All determinations in respect of the Notes shall be made by the Calculation Agent in its sole and absolute discretion acting in good faith and in a commercially reasonable manner and shall be binding on the Noteholders in the absence of manifest error**
(c)	**- Index:**	**S&P BRIC 40 Index EUR (Screen Page - Bloomberg Code: SBE Index, a Multi-Exchange Index**
	- Sponsor:	**Standard & Poor's**
	- Exchange:	**in respect of each security comprising the Index, the exchange or quotation system on which such security is listed (for the avoidance of doubt, where such security has more than one listing, "Exchange" shall mean the exchange or quotation system used by the Index Sponsor when**

calculating the Index), any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities comprising the Index has temporarily relocated.

	- Related Exchange:	Not Applicable
(d)	Basket:	Not Applicable
(e)	- Index Valuation Date(s):	As specified in item 26(a)
	- Averaging Date(s):	Not Applicable
	- Adjustment provisions in the event of a Disrupted Day:	Not Applicable
(f)	Valuation Time:	Scheduled Closing Time
(h)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	The Calculation Agent will calculate the Final Redemption Amount acting in good faith and in a commercially reasonable manner.
(i)	Additional Disruption Events:	Applicable Hedging Disruption Increased Cost of Hedging
(j)	Minimum Final Redemption:	Not Applicable
(k)	Maximum Final Redemption:	Not Applicable
(l)	- Correction of Index Levels:	Correction of Index Levels applies and the Reference Level of the Index shall be calculated without regard to any subsequent published rate All Exchanges
	- Correction Cut-off Date:	Five (5) Business Days prior to the Maturity Date

	(m) Such other additional terms or provisions as may be required:	Not Applicable
27.	**Early Redemption Amount:**	
	(i) Early Redemption Amount(s) payable per CalculationAmount and/or the method of the calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b)) illegality (Condition 7(j) or (c)) for taxation reasons (Condtion 7 (c) or (d)) in the case of Equity Linked Redemption, following certain corporate events in accordance with Condition 7 (g) or (e)) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption (Condition 7(h) or (f)) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (Condition 7(i)) (if applicable):	In the event of the Notes becoming due and payable for taxation reasons or on Event of Default of the Issuer on or after the Issue Date but prior to the Maturity Date then the Early Redemption Amount in respect of the Notes shall be such amount as shall be determined by the Calculation Agent acting in its sole and absolute discretion which would have the effect of preserving for the Noteholders the economic equivalent of the obligations of the Issuer to make payments of principal in respect of the Notes on the Maturity Date and interest (if any) on or prior thereto
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	Form of Notes:	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note

29.	**Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:**	**TARGET**
30.	**Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):**	**Not Applicable**
31.	**Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the issuer to forfeit the Notes and interest due on late payment:**	**Not Applicable**
32.	**Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:**	**Not Applicable**
33.	**Redenomination, renominalisation and reconventioning provisions:**	**Not Applicable**
34.	**Consolidation provisions:**	**Not Applicable**
35.	**Other terms or special provisions:**	**Not Applicable**

DISTRIBUTION

36.	**(a)**	**If syndicated, names and addresses of Managers:**	**Not Applicable**
	(b)	**Stabilising Manager (if any):**	**Not Applicable**
	(c)	**Dealer Commission:**	**Not Applicable**
37.		**If non-syndicated, name and address of Dealer:**	**BNP Paribas** **10 Harewood Avenue** **London NW1 6AA** **United Kingdom**
38.		**Applicable TEFRA exemption:**	**D Rules applicable**
39.		**Additional selling restrictions:**	**Applicable**

		The offer of the Notes in European Economic Area may only be addressed to investors who acquire the Notes for a total consideration of at least EUR 50,000 per investor, for each separate offer, in accordance with article 3(2)(c) of the Prospectus Directive.
40.	Subscription period:	Not Applicable

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of x, producing a sum of (for Notes not determined in Euro):	Not Applicable
43.	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1. LISTING

(a)	Listing:	None
(b)	Admission to trading:	Not Applicable
(c)	Estimate of total expenses related to admission to trading:	Not Applicable

2. RATINGS

Ratings:

The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3. NOTIFICATION

Not Applicable

4.

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer:	Not Applicable
(b)	Estimated net proceeds:	Not Applicable
(c)	Estimated total expenses:	Not Applicable

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

All disclosures contained in these Final Terms regarding the Index and/or the Index Sponsor(s) are derived from publicly available documents or other specified publicly available sources. The Issuer has not participated in the preparation of such documents nor made any due diligence inquiry with respect to the information provided therein.

Investors in the Notes are urged to conduct their own investigation into the Index. Furthermore, there can be no assurance that all events occurring prior to the date of these Final Terms (including events that would affect the accuracy or completeness of such publicly available documents) that would affect the price of the Index (and therefore the trading price of the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure or failure to disclose material future events concerning the Index could affect the trading price and redemption value of the Notes. The Issuer will not provide past nor future performance(s) nor volatility nor any post issuance information of the relevant Indices.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of any Index or any successor index.

7. OPERATIONAL INFORMATION

(a)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(b)	ISIN:	XS0414229129
(c)	Common Code:	041422912
(d)	German WKN-Code:	Not Applicable
(e)	Private Placement Number:	Not Applicable
(f)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	- The Depository Trust Company	Not Applicable
	- Delivery:	Delivery against payment
	- Names (and addresses) of additional Paying/Delivery Agent(s) (if any):	Not Applicable
	- Names (and addresses) of Calculation Agent(s) (if	BNP Paribas 10 Harewood Avenue

different from Deutsche Bank AG, London Branch:	London NW1 6AA United Kingdom **(the Calculation Agent)**

8. GENERAL

Not Applicable

ANNEX 1 – Volatility Control Mechanism

On every Index Business Day t, the Calculation Agent will calculate the historical volatility of the current basket ($HistoVol_t$), expressed on an annual basis, using the following formula:

$$HistoVol_t = \sqrt{252} \times \sqrt{\frac{n}{n-1} \times \left[\frac{1}{n} \sum_{i=0}^{i=n-1} \left(\ln\left(\frac{I_{t-n+i}}{I_{t-n+i-1}} \right) \right)^2 - \left(\frac{1}{n} \sum_{i=0}^{i=n-1} \ln\left(\frac{I_{t-n+i}}{I_{t-n+i-1}} \right) \right)^2 \right]}$$

Where:
- **ln** is the logarithm to the base e,
- **n** is equal to 20,
- **I_i** is the value of the Index on Index Business Day i, for i between (t-1-n) and (t-1).

The Calculation Agent will then calculate the Target Weight (Wtg_t) defined as follows:

$$Wtg_t = Max\left(0\%;\ Min\left(110\%;\ \frac{TargetVol}{HistoVol_t}\right)\right)$$

TargetVol is set to 17%

The historical volatility of the current basket on the Initial Basket Calculation Date and the twenty (20) Index Business Days falling immediately after this date will be calculated by the Calculation Agent using the preceding daily official closing levels of the Index, notwithstanding that some or all of such levels fall prior to the Initial Basket Calculation Date.

For the avoidance of any doubt:
t = 0 is the Initial Basket Calculation Date

Allocation Algorithm

The Calculation Agent will, for any Index Business Day t, determine the appropriate changes in the Weighting in accordance with the allocation process below:

1. If the Calculation Agent determines that the actual Investment Level (W_t) is strictly lower than 90% of the Target Weight (Wtg_t), it will increase the weighting (W_{t+1}) to the Target Weight (Wtg_t), subject to a maximum of 110%.

2. If the Calculation Agent determines that the actual Investment Level (W_t) is strictly higher than 110% of the Target Weight (Wtg_t), it will decrease the weighting (W_{t+1}) to the Target Weight (Wtg_t), subject to a minimum of 0%.

3. If the Calculation Agent determines that the actual Investment Level (W_t) is comprised between 90% (inclusive) and 110% (inclusive) of the Target Weight (Wtg_t), the actual Investment Level (W_{t+1}) will be unchanged.

Wo is equal to the Target Weight as determined on the Index Business Day immediately preceding the Initial Basket Calculation Date.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1989A
TRANCHE NO: 1
USD 10,000,000 CMS Spread Range Accrual Notes 2009 due March 2019 (the 'Notes')
Issue Price: 100 per cent.

HSBC

The date of these Final Terms is 13 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1989A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	*Specified Denominations:*	*USD 100,000*
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	17 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	17 March 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate further particulars specified below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for Issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period from (and including) the Issue Date to (but excluding) the first Specified Interest Payment Date and, thereafter, each period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	17 September, 17 December, 17 March and 17 June in each year from and including 17 June 2009 to and including the Maturity Date.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	London, New York
	(v) Manner in which the Rate of Interest is to be determined:	In respect of each Interest Period from (and including) the Issue Date to (but excluding the Maturity Date), the Interest Rate will be a percentage rate calculated by the Calculation Agent in accordance with the following formula: 6.00 per cent. x N/D

Where:

N = the number of calendar days in the relevant Interest Period on which the CMS Spread is greater than or equal to 0.00 per cent. provided however, that prior to the Rate Cut-off Date, if any calendar day is not a Business Day, then the fixing of the CMS Spread on the immediately preceding Business Day shall apply; and provided further that, the CMS Spread fixing in respect of a calendar day falling within the relevant Interest Period after the Rate Cut-off Date will be the fixing of the CMS Spread on the relevant Rate Cut-off Date for that Interest Period.

D = the number of calendar days in the relevant interest period,

CMS Spread: 30 yr USD CMS – 5 yr USD CMS.

Where:

30yr USD CMS = the fixing of the 30yr USD (semi annual) swap rate (expressed as a percentage) at or around 11.00am New York time) on the Reuters Screen ISDAFIX1 page. If such rate does not appear on Reuters Screen ISDAFIX1 page, the rate for that Business Day will be determined as if the parties had specified "USD-CMS-Reference Banks", as defined in the 2006 International Swaps and Derivatives Association ("**ISDA**") Definitions, as the applicable rate, with the modification that "Reset Date" shall mean Business Day and that "on the day that is two U.S. Government Securities Business Days preceding that Reset Date" shall be replaced by "on such Business Day"; and

5yr USD CMS = the fixing of the 5yr USD (semi annual) swap rate at or around 11.00am New York time) on the Reuters Screen ISDAFIX1 page. If such rate does not appear on Reuters Screen ISDAFIX1 page, the rate for that Business Day will be determined as if the parties had specified "USD-CMS-Reference Banks", as defined in the 2006 ISDA Definitions, as the applicable rate, with the modification that "Reset Date" shall mean

		Business Day and that "on the day that is two U.S. Government Securities Business Days preceding that Reset Date" shall be replaced by "on such Business Day".
	Rate Cut-off Date:	The fifth Business Day prior to the Specified Interest Payment Date of the relevant Interest Period.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	5yr USD and 30yr USD CMS as defined above
-	*Interest Determination Date:*	The Rate Cut-off Date
-	Relevant Screen Page:	See 17 (v) above
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s): [+/-]	Not Applicable
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(xiv)	*Fall back provisions, rounding* provisions, denominator and any other terms relating to the method *of calculating interest on Floating* Rate Notes, if different from those set out in the Conditions:	*In the event that no quotations are provided* as requested in accordance with the provisions of the USD-CMS Reference *Banks, the Calculation Agent shall determine* the relevant Interest Rate (or a method for determining such Interest Rate), taking into *consideration all available information that in* good faith it deems relevant.

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	17 June 2009 and thereafter on 17 September,

			17 December, 17 March and 17 June in each year up to and excluding the Maturity Date.
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation *of such amount(s)*:	USD 100,000 per Calculation Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to *redeem the Notes not less than* 5 Business Days prior to the relevant Optional Redemption Date.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	***Final Redemption Amount* (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the *occurrence of an event of* default (Condition 13) or (b) *for illegality (Condition 7(j))* or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of	As set out in the Conditions

	Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	*Form of Notes*	Bearer Notes
	New Global Notes:	Yes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	*Additional selling restrictions:*		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.792857, producing a sum of (for Notes not denominated in Euro):	Euro 7,928,570
43	In the case of Notes listed on Euronext Amsterdam.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing: Luxembourg Stock Exchange

(ii) Admission to Trading: Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 17 March 2009.

(iii) Estimate of total expenses related to admission to trading: EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch Rating Ltd. An AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided to *Commission de surveillance du secteur financier* in Luxembourg a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational Information

(i) Intended to be held in a manner which would allow Eurosystem eligibility: Yes

(ii)	ISIN Code:	XS0416769817
(iii)	Common Code:	041676981
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a *coöperatie* formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1986A
TRANCHE NO: 1

USD 10,000,000 Multi-Callable Range Accrual Notes 2009 due March 18, 2019 (the "Notes")

Issue Price: 100.00 per cent.

CALYON Crédit Agricole CIB

The date of these Final Terms is 16 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		*Coöperatieve Centrale Raiffeisen-*Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1986A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount:	USD 1,000,000
7	(i)	Issue Date:	18 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		18 March 2019

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	On each March 18, June 18, September 18 and December 18 in each year starting on June 18, 2009 and ending on the Maturity Date.
	(iii) *Business Day Convention:*	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	London and New York

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination The Rate of Interest shall be determined by the Calculation Agent in accordance with the following formula: 6.00 per cent. x (InDays/PeriodDays) Where: "**InDays**" designates the number of calendar days in each relevant Observation Period on which the 3 months **USD-LIBOR-BBA** as observed on such calendar day is equal to or higher than the **LIBOR Lower Bound** and lower than or equal to the **LIBOR Upper Bound**. "**PeriodDays**" is the number of calendar days in each Observation Period. "**Observation Period**" means the period from and including the Business Day that falls two (2) London Business Days prior to the first day of the relevant Interest Period, to but excluding the Business Day that falls two (2) London Business Days prior to the first day of the next succeeding Interest Period. During each relevant Observation Period, the 3 months USD-LIBOR-BBA will be observed daily. For any calendar day of the Observation Period which is not a New York and London Business Day, the relevant rate for the 3 months USD-LIBOR-BBA will be that of the immediately preceding New York and London Business Day. **LIBOR Lower Bound** means 0.00 per cent. **LIBOR Upper Bound** means 6.00 per cent.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable

(ix)	ISDA Determination (Condition 1(a)):	Applicable
-	Floating Rate Option:	USD-LIBOR-BBA
-	Designated Maturity:	3 months
	- Reset Date:	Each London Business Day of the relevant Observation Period
	- ISDA Definitions: *(if different from those set out in the Conditions)*	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	The Issuer has the right to call this note at par on each Interest Payment Date from June 18, 2009 to and including December 18, 2018
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000,000 per Calculation Amount
(iii)	If redeemable in part:	
	Minimum Redemption Amount:	USD 1,000,000 per Calculation Amount
	Maximum Redemption Amount:	USD 1,000,000 per Calculation Amount
(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 London and New York Business Days prior to the relevant Optional Redemption Date

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes *except Equity Linked Redemption* Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) *payable per* Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following *certain corporate events in* accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	Not Applicable
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

	New Global Notes:	Yes
		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		CALYON 9 Quai du Président Paul Doumer 92920 Paris La Défense, France
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	*Subscription period:*		*Not Applicable*

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.792857, producing a sum of (for Notes not *denominated in Euro):*	Euro 7,928,570
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from March 18, 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational Information

(i)	Intended to be held in a manner which would allow *Eurosystem eligibility*:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day

		credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0416921970
(iii)	Common Code:	41692197
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	CALYON 9 Quai du Président Paul Doumer 92920 Paris La Défense, France

6 General

Not Applicable

Final Terms



Rabobank Nederland

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1991A
TRANCHE NO: 1

EUR 1,715,000,000 Puttable Floating Rate Notes 2009 due March 2011 (the "Notes")

Issue Price: 100 per cent.

NATIXIS

The date of these Final Terms is 18 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1991A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,715,000,000
	(ii)	Tranche:	EUR 1,715,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	20 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	Specified Interest Payment Date falling in or nearest to March 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3 month Euribor + Margin Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Investor Put (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The Period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	22 March, 22 June, 22 September and 22 December, in each year, commencing on (and including) the 22 June 2009 up to (and including) the Maturity Date or the Optional Redemption Date. For the avoidance of doubt, there will be a long first coupon from (and including) the Issue Date to (but excluding) 22 June 2009
	(iii)	Business Day Convention:	Modified Following Business Day Convention (Adjusted)
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
-	Reference Rate:	3 months EURIBOR
-	Interest Determination Date:	Two TARGET Business Days prior to the first day of each Interest Period
-	Relevant Screen Page:	Telerate page 248
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	(i) From (and including) 20 March 2009 to (but excluding) 22 June 2009: -0.30 per cent. per annum (ii) From (and including) 22 June 2009 to (but excluding) 22 September 2009: -0.10 per cent. per annum (iii) From (and including) 22 September 2009 to (but excluding) 22 December 2009: -0.05 per cent. per annum (iv) From (and including) 22 December 2009 to (but excluding) 22 March 2010: -0.02 per cent. per annum (v) From (and including) 22 March 2010 to (but excluding) 22 June 2010: +0.00 per cent. per annum (vi) From (and including) 22 June 2010 to (but excluding) 22 September 2010: +0.00 per cent. per annum (vii) From (and including) 22 September 2010 to (but excluding) 22 December 2010: +1.70 per cent. per annum (viii) From (and including) 22 December 2010 to (but excluding) 22 March 2011: +2.00 per cent. per annum
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction (Condition	*Actual/360*

1(*a*)):

	(xii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable (As set out in the Conditions)
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Applicable
	(i) Optional Redemption Date(s):	The Noteholders may redeem the Notes in whole or in part as a multiple of the Calculation Amount on any Specified Interest Payment Date from and including the Specified Interest Payment Date falling on (or about) 22 June 2009 to and including the Specified Interest Payment Date falling on (or about) 22 December 2010.
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 50,000 per Calculation Amount
	(iii) Notice period:	At least ten (10) TARGET Business Days prior to the relevant Optional Redemption Date
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if	As set out in the Conditions

		required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*h*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	**Bearer Notes**
	New Global Notes:	Yes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
37	If non-syndicated, name and address of Dealer:	NATIXIS 30, avenue Pierre Mendès France 75013 Paris France

38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 20 March 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,540

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral

		for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	ISIN Code:	XS0417587598
(iii)	Common Code:	041758759
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

Execution Version

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1987A

TRANCHE NO: 1

USD 5,000,000 CMS Callable Range Accrual Notes 2009 due 19 March 2019 (the 'Notes')

Issue Price: *100 per cent.*

Morgan Stanley & Co. International plc

The date of these Final Terms is 18 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Paris and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1987A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("USD" or "US$")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 5,000,000
	(ii)	Tranche:	USD 5,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	19 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 March 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	19 March, 19 June, 19 September and 19 December in each year, commencing on 19 June 2009 and ending on the Maturity Date.
	(iii) Business Day Convention:	Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	New York and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination The Rate of Interest in respect of each Interest Period shall be determined by the Determination Agent, in accordance with the following formula: (Floating Rate Option + 3.10 per cent.) * N/M Where: "N" means the number of Applicable Days in the relevant Interest Period that the Reference Spread is greater than or equal to 0.00 per cent.; "M" means the number of calendar days in the

relevant Interest Period;

"Reference Spread" means in respect of each Applicable Day in the relevant Interest Period:

30 Year USD Swap Rate minus 2 Year USD Swap Rate.

"2 Year USD Swap Rate" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 2 years, as determined by the Determination Agent.

"30 Year USD Swap Rate" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 30 years, as determined by the Determination Agent.

"USD-Swap Rate" means in respect of each Applicable Day the rate published on the Reuters Page ISDAFIX1 (or such other page that may replace that page on that service or a successor service), expressed as a percentage, as of 11:00 a.m., New York City time on such Applicable Day

If such rate does not appear on Reuters Page ISDAFIX1 (or such other page that may replace that page on that service or a successor service), or such page is unavailable on such Applicable Day, the rate for such day will be determined by the Determination Agent in its sole discretion by reference to a substitute screen page.

If no such substitute screen page is available at the time designated above on such Applicable Day, then the Determination Agent shall (x) request from five Reference Banks that they provide to the Determination Agent the applicable USD-Swap Rate at the time and day designated above in respect of the relevant Interest Period, (y) discard the highest and lowest of the five values so obtained and (z) determine the applicable USD-Swap Rate by calculating the arithmetical average of the remaining three values.

If five Reference Banks cannot be polled in the manner provided for above at the time and day designated above in respect of the relevant Interest Period, then the Determination Agent shall (x) request from four Reference Banks that they provide

to the Determination Agent the applicable USD-Swap Rate at the time and date designated above in respect of the relevant Interest Period, (y) discard the highest and lowest of the four values so obtained and (z) determine the applicable USD-Swap Rate by calculating the arithmetical average of the remaining two values.

If fewer than four Reference Banks are available for polling in the manner provided for above at the time and day designated above in respect of the relevant Interest Period, then the Determination Agent shall determine the applicable USD-Swap Rate at its sole discretion.

"Reference Bank", for the purposes of determining USD-Swap Rate, means the principal New York office of a major bank in the New York inter-bank market, selected by the Determination Agent in its sole and absolute discretion.

"ISDA Definitions" means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc.

"Applicable Day" means each calendar day provided always that (i) in respect of a calendar day which is not a New York Business Day, the Applicable Day will be the New York Business Day that immediately precedes such calendar day; and (ii) the fifth New York and London Business Day prior to a Specified Interest Payment Date will be the Applicable Day in respect of all the remaining calendar days prior to such Specified Interest Payment Date.

"Determination Agent" means Morgan Stanley & Co. International plc acting in its sole and absolute discretion.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The Determination Agent shall notify the Calculation Agent of the Rate of Interest determined by it pursuant to item 17(v) above in respect of each Interest Period and the Calculation Agent shall calculate the Interest Amount in respect of such Interest Period on the Interest Determination Date. **"Interest Determination Date"** means, in respect of an Interest Period, five New York and London Business Days prior to the Specified Interest Payment Date.

(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
	Floating Rate Option	USD-LIBOR-BBA
	Designated Maturity	3 Month
	Reset Date	The first day of each Interest Period
	ISDA Definitions *(if different from those set out in the Conditions):*	See item 17(v) above in respect of USD-Swap Rate
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	See item 17(v) above

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	Each Specified Interest Payment Date from (and including) 19 June 2009 to (and including) 19 December 2018
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Calculation Amount
(iii)	If redeemable in part:	Not Applicable
(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five New York and London Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) *payable per Calculation Amount* and/or the method of calculating the same (if required or if different *from that set out in the Conditions*) on redemption (a) on the occurrence of an event of default *(Condition* 13) *or (b)* for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in *the case of Equity Linked* Redemption Notes, following certain corporate events in *accordance with Condition* 7(*g*) *or* (e) in the case of Index Linked Redemption Notes, following an *Index Modification, Index* Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the *case of Equity Linked Redemption* Notes or Index Linked Redemption Notes, following an *Additional Disruption Event (if* applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption *(Bearer Notes only)* (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	New York and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Morgan Stanley & Co International plc, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom

38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.794326, producing a sum of (for Notes not denominated in Euro):	Euro 3,971,630
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating:

The Notes to be issued have been rated: .

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0417281754
(iii)	Common Code:	041728175
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery	Not Applicable

Agent(s) (if any):

(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch)	Not Applicable

4	**General**	**Not Applicable**

L_LIVE_EMEA1:5838946v2

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1988A
TRANCHE NO: 1
USD 10,000,000 Range Accrual Notes 2009 due 19 March 2019 (the 'Notes')

Issue Price: 100.00 per cent.

Banco Bilbao Vizcaya Argentaria, SA (BBVA)

The date of these Final Terms is 17 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1988A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	19 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	19 March 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
(i)	Interest Period(s):	The period from (and including) the Interest Commencement Date to (but excluding) the first Specified Interest Payment Date and, thereafter, each period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	19 June, 19 September, 19 December and 19 March in each year from and including 19 June 2009 to and including the Maturity Date.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(*a*)):	London, New York
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	In respect of each Interest Period from (and including) the Interest Commencement Date to (but excluding the Maturity Date), the Interest Rate will be a percentage rate calculated by the Calculation Agent in *accordance with the following formula:*

{3 month USD Libor in advance + Spread} x (n / N)

Where:

n: the number of calendar days in the relevant Interest Period on which the 3 month USD Libor is greater than or equal to 0.00 per cent and lower than or equal to 7.00 per cent, provided however, that prior to the Rate Cut-off Date, if any calendar day is not a Business Day, then the fixing of the 3 month USD Libor on the immediately preceding Business Day shall apply; and provided further that, the 3 month USD Libor fixing in respect of a calendar day falling within the relevant Interest Period after the Rate Cut-off Date will be the fixing of the 3 month USD Libor on the relevant Rate Cut-off Date for that Interest Period.

N: the number of calendar days in the relevant Interest Period.

Spread: 2.90 per cent

3 month USD Libor: for any day within a Interest Period, it means a rate per annum determined by the Calculation Agent on the basis of the offered rates for deposits in US dollar for a period of 3 month which appears on Reuters (being currently page LIBOR01) on such day (or if such day is not a Business Day the immediately preceding Business Day). However the rate for any days from and including the day which falls 5 Business Days prior to the last day of the Interest Period (the "Rate Cut Off Date") shall be the rate which appears on such Rate Cut Off Date.

3 month USD Libor in advance: the 3 month USD Libor fixing which appears on Reuters (being currently page LIBOR01) published two London Business Days prior to the beginning of the Interest Period Rate.

Rate Cut-off Date: the fifth London Business Day prior to the Specified Interest Payment Date of the relevant Interest Period.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the	Not Applicable

	Rate(s) of Interest and Interest Amount(s) *(if not the Calculation Agent)*:	
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	3 month USD Libor and 3 month USD Libor in advance as defined in item 17(v) above
-	Interest Determination Date:	The Rate Cut-off Date
-	Relevant Screen Page:	See 17 (v) above
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s): [+/-]	Not Applicable
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	In the event that the Relevant Screen Page is not available, the Calculation Agent shall determine the relevant Interest Rate (or a method for determining such Interest Rate), taking into consideration all available information that it in good faith deems relevant.
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	***Dual Currency Note Provisions***	*Not Applicable*

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	19 June 2009 and thereafter on 19 September, 19 December, 19 March and 19 June in each year up to but excluding the Maturity Date.
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	*USD 100,000 per Calculation Amount*
(iii)	If redeemable in part:	Not Applicable
(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 Business *Days prior to the relevant Optional Redemption*

Date.

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except *Equity Linked Redemption Notes and Index* Linked Redemption Notes) of Each Note**	USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons *(Condition 7(c)), or (d) in the* case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early	Not Applicable

	redemption (Bearer Notes only) (Condition 10(*f*)):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	**Bearer Notes**
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	**Other terms or special conditions:**	**So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system**

DISTRIBUTION

36	**(i)**	**If syndicated, names and addresses of Managers:**	**Not Applicable**
	(ii)	**Stabilising Manager(s) (if any):**	**Not Applicable**
	(iii)	**[Managers'/Dealer's] Commission:**	**Not Applicable**
37		**If non-syndicated, name and address of Dealer:**	**Banco Bilbao Vizcaya Argentaria, S.A.** **Vía de los Poblados s/n, 28033 Madrid** **Spain**
38		**Applicable TEFRA exemption:**	**D Rules**

39	Additional selling restrictions:	**Taiwan:** The Notes may not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Notes may only be made available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Notes. **Hong Kong:** Each Dealer has represented and agreed, and each further Dealer appointed pursuant to the Programme will be required to represent and agree, that (a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to 'professional investors' as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a 'prospectus' as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to 'professional investors' as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made under that Ordinance. **WA R N I N G - The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.**
40	*Subscription period:*	Not Applicable

GENERAL

41	**Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):**	**Not Applicable**
42	**The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.801418, producing a sum of (for Notes not denominated in Euro):**	**EUR 8,014,180**
43	**In the case of Notes listed on Euronext Amsterdam:**	**Not Applicable**

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch Rating Ltd. An AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0417441895
(iii)	Common Code:	041744189
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Banco Bilbao Vizcaya Argentaria, S.A. Via de los Poblados s/n, 28033 Madrid Spain

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1975A
TRANCHE NO: 2
USD 200,000,000 3.375 per cent. Fixed Rate Notes 2009 due 19 February 2013
(to be immediately consolidated and form a single series with the Issuer's USD 550,000,000 3.375 per cent. Fixed Rate Notes 2009 due 19 February 2013 issued on 19 February 2009)

Issue Price: 99.339 per cent.

(plus 37 days' accrued interest from and including 19 February 2009 to but excluding 26 March 2009)

Credit Suisse **Morgan Stanley** **Rabobank International**

The date of these Final Terms is 24 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 13 May 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1975A
	(ii)	Tranche Number:	2 (to be immediately consolidated and form a single series with the Issuer's USD 550,000,000 3.375 per cent. Fixed Rate Notes 2009 due 19 February 2013 issued on 19 February 2009)
3	Specified Currency or Currencies:		United States dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 750,000,000
	(ii)	Tranche:	USD 200,000,000
5	Issue Price:		99.339 per cent. of the Aggregate Nominal Amount of the Tranche plus 37 days' accrued interest from and including 19 February 2009 to but excluding 26 March 2009
6	(i)	Specified Denominations:	USD 1,000
	(ii)	Calculation Amount:	USD 1,000

7	(i)	Issue Date:	26 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	19 February 2009
8		Maturity Date:	19 February 2013
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	3.375 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	3.375 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	19 February in each year
	(iii)	Fixed Coupon Amount:	USD 33.75 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

	New Global Notes:	Yes
		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, New York and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Credit Suisse Securities (Europe) Limited** One Cabot Square London E14 4QJ The United Kingdom **Morgan Stanley & Co. International plc** 25 Cabot Square Canary Wharf London E14 4QA United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	0.225 per cent. combined management and underwriting commission of the Aggregate Nominal Amount
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	**Switzerland** The Prospectus as well as any other material relating to the Notes does not constitute an issue prospectus pursuant to Articles 652a or 1156 of the Swiss Code of Obligations. The Notes will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Notes, including, but not limited to, the Prospectus, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Notes are being offered by way of a private placement to a limited and selected circle of investors in Switzerland without any public offering and only to investors who do not subscribe for the Notes with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time.

		The Prospectus as well as any other material relating to the Notes is personal and confidential to each offeree and do not constitute an offer to any other person. The Prospectus may only be used by those investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.771429, producing a sum of (for Notes not denominated in Euro):	Euro 154,285,800
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 26 March 2009.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	USD 198,921,750 (including 37 days' accrued interest)
(iii)	Estimated total expenses:	USD 450,000 (comprising a combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 3.527 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0412484163
(iii)	Common Code:	041248416
(iv)	German WKN-code:	Not Applicable

(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 26 March 2009
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

Date: 20 March 2009

RABOBANK STRUCTURED PRODUCTS

Issue of EUR5,000,000 Fixed Rate Credit Linked Notes due 2010 (the Notes) pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 December 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	3259
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		EUR
4.	Aggregate nominal amount:		
	(a)	Series:	EUR5,000,000

	(b)	Tranche:	EUR5,000,000
5.	Issue Price of Tranche:		100.00 per cent. of the aggregate nominal amount
6.	(a)	Specified Denominations:	EUR1,000,000
	(b)	Calculation Amount:	EUR1,000,000
7.	(a)	Issue Date:	23 March 2009
	(b)	Interest Commencement Date:	Issue Date
8.	Maturity Date or Redemption Month:		26 March 2010 (the **Scheduled Maturity Date**) subject as provided in Condition 10(f)
9.	Interest Basis:		9.25 per cent. Fixed Rate *(Further particulars specified below)*
10.	(a)	Redemption/Payment Basis:	Credit Linked Redemption
	(b)	Protection Amount:	Not Applicable
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Investor Put / Issuer Call / Obligatory Redemption:		Not Applicable
13.	(a)	Status of the Notes:	Senior and unsecured
	(b)	Domestic Note:	No
	(c)	Date of approval for issuance of Notes:	Not Applicable
14.	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:		Applicable
	(a)	Rate(s) of Interest:	9.25 per cent. per annum payable on the Interest Payment Date in arrear
	(b)	Interest Payment Date(s):	The Scheduled Maturity Date
	(c)	Determination Date(s):	Not Applicable
	(d)	Business Day Convention:	Not Applicable
	(e)	Additional Financial Centre(s):	Not Applicable
	(f)	Fixed Coupon Amount(s):	Not Applicable. Notwithstanding the terms of the

		second paragraph of Condition 4(a), the amount of interest payable on the Interest Payment Date will be determined in accordance with paragraph 15(i) below.
(g)	Broken Amount(s):	Not Applicable
(h)	Day Count Fraction:	30/360
(i)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The amount of interest payable on the Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will be determined by the Calculation Agent in its sole and absolute discretion in accordance with the following formula: (i) the average daily outstanding aggregate nominal amount of the Notes in the Fixed Interest Period multiplied by (ii) the Rate of Interest multiplied by (iii) the Day Count Fraction. If a notice is delivered by the Calculation Agent to the Noteholders relating to the postponement of the Scheduled Maturity Date in accordance with Condition 10(f), interest on the Notes shall accrue at a rate equal to the rate applicable from time to time on overnight deposit accounts with the Calculation Agent from, but excluding, the Scheduled Maturity Date to, but including, the earlier to occur of the date on which the Conditions to Settlement are satisfied and the Postponed Maturity Date. For the avoidance of doubt, if a Credit Event Determination Date occurs, no interest on the Notes will be payable by the Issuer in accordance with Condition 4(g).

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21. Equity Linked Interest Note Provisions: Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22. Credit Linked Interest Note Provisions: Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23. Fund Linked Interest Note Provisions: Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24. Dual Currency Interest Note Provisions: Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25. Issuer Call: (Condition 5(c)) Not Applicable

26. Investor Put: (Condition 5(d)) Not Applicable

27. Obligatory Redemption: (Condition 5(f)) Not Applicable

28. Final Redemption Amount of each Note: See paragraph 33.

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29. Currency Linked Redemption Notes: Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30. Commodity Linked Redemption Notes: Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31. Index Linked Redemption Notes: Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32. Equity Linked Redemption Notes: Not Applicable

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33. Credit Linked Redemption Notes: *Applicable*

    (a) Whether redemption of the Notes will be by (i) Cash Settlement or (ii) Physical Delivery or Cash Settlement and/or Physical: Cash Settlement

	Delivery:	
(b)	Relevant provisions for *determining the Final* Redemption Amount:	Each Note will be redeemed at its nominal amount unless a Credit Event Determination Date occurs on or prior to the Scheduled Maturity Date or the Postponed Maturity Date, in which case the Notes will be redeemed in accordance with *Condition 10(b).*
(c)	Valuation Date(s):	Single Valuation Date: Any Business Day falling between the 45th and the 122nd Business Day following the Credit Event Determination Date (as determined by the Calculation Agent in its sole and absolute discretion).
(d)	Valuation Time:	In relation to each Valuation Obligation (as defined in paragraph 33(y) below), at or around 11:00 a.m. in the principal trading market for such Valuation Obligation (as determined by the Calculation Agent in its sole and absolute discretion).
(e)	Calculation Agent City:	London
(f)	Trade Date:	9 March 2009
(g)	Reference Entity or Entities:	ArcelorMittal
(h)	Reference Obligation or Obligations:	Not Applicable
(i)	All Guarantees:	Applicable Provisions relating to Qualifying Guarantee and Underlying Obligation: Applicable
(j)	Credit Events:	Bankruptcy Failure to Pay Payment Requirement: USD1,000,000, or its equivalent as calculated by the Calculation Agent in the relevant Obligation Currency, in either case, as of the occurrence of the relevant Credit Event Grace Period Extension: Not Applicable Restructuring Provisions relating to Multiple Holder Obligation: Condition 10(l): Applicable Provisions relating to Restructuring Credit Event: Condition 10(k): Applicable Provisions relating to Repudiation/Moratorium Extension: 10(d): Not Applicable Restructuring Maturity Limitation and Fully Transferable Obligation: Not Applicable Modified Restructuring Maturity Limitation and Conditionally Transferable Obligation: Applicable
	Default Requirement:	USD10,000,000, or its equivalent as calculated by the Calculation Agent in the relevant Obligation Currency,

		in either case, as of the occurrence of the relevant Credit Event.
(k)	Conditions to Settlement:	Notice of Publicly Available Information: Applicable If Applicable: Public Source(s): As set out in Condition 10(j) Specified Number: 2
(l)	Obligation(s):	
	Obligation Category:	Borrowed Money
	Obligation Characteristics:	None
	Additional Obligation(s):	Not Applicable
(m)	Excluded Obligations(s):	Not Applicable
(n)	Accrual of Interest upon Credit Event:	Not Applicable
(o)	Redemption following Merger Event:	Condition *10(i)*: Not Applicable
(p)	Credit Event Redemption Amount:	The Credit Event Redemption Amount shall be each Note's *pro rata* share of the Cash Settlement Amount (as defined in paragraph 33(y) below).
(q)	Credit Event Redemption Date:	The day falling 5 Business Days after the day on which the Weighted Average Final Price (as defined in paragraph 33(y) below) is determined.
(r)	Quotation Method:	Bid
(s)	Quotation Amount:	With respect to any Valuation Obligation of the Reference Entity, the amount selected by the Calculation Agent in its sole and absolute discretion, provided that (i) such amount shall not be less than the Minimum Quotation Amount and (ii) the aggregate of the Quotation Amounts for all Valuation Obligations selected by the Calculation Agent (converted where applicable as set out in the definition of Valuation Obligations Portfolio in paragraph 33(y) below) shall not exceed the outstanding aggregate nominal amount of the Notes.
(t)	Minimum Quotation Amount:	EUR1,000,000
(u)	Quotation Dealers:	The definition of Quotation Dealer in Condition 10(j) shall be deemed to be deleted and replaced by the definition in paragraph 33(y) below.

(v)	Quotations:	The definition of Quotation in Condition 10(j) shall be deemed to be deleted and replaced by the definition in paragraph 33(y) below.
(w)	Valuation Method:	Highest. For the avoidance of doubt, the definition of "Highest" in paragraph (i) of the definition of "Valuation Method" shall apply even though there is no Reference Obligation and could be more than one Valuation Obligation.
(x)	Terms relating to Physical Delivery:	Not Applicable
(y)	Other terms or special conditions:	The following additional definitions shall be applicable to the Notes:

"Cash Settlement Amount" means an amount determined by the Calculation Agent in its sole and absolute discretion on the date on which the Final Price is determined in respect of each Valuation Obligation in the Valuation Obligations Portfolio, which is equal to the outstanding aggregate nominal amount of the Notes *multiplied by the Weighted Average Final Price;*

"Conditionally Transferable Obligation" has the meaning given to it in Condition 10(j), save that the reference in such definition to "Deliverable Obligation" shall be deemed to be a reference to "Valuation Obligation";

"Final Price" means, in respect of a Valuation Obligation, the price of such Valuation Obligation, expressed as a percentage, determined in accordance with the Valuation Method;

"Full Quotation" has the meaning given to it in Condition 10(j), save that the reference in such definition to "the Reference Obligation" shall be deemed to be a reference to "the relevant Valuation Obligation";

"Modified Restructuring Maturity Limitation Date" has the meaning given to it in Condition 10(j), save that the reference in such definition to "Deliverable Obligation" shall be deemed to be a reference to "Valuation Obligation";

"Quotation" means, in respect of any Valuation Obligation, each Full Quotation or the Weighted Average Quotation obtained and expressed as a percentage with respect to the Valuation Date in the manner that follows:

(i) the Calculation Agent shall attempt to obtain Full Quotations with respect to each Valuation

Obligation in the Valuation Obligations Portfolio on the Valuation Date from five or more Quotation Dealers. If the Calculation Agent is unable to obtain two or more such Full Quotations on the same Business Day within three Business Days of the Valuation Date, then on the next following Business Day (and, if necessary, on each Business Day thereafter until the tenth Business Day following the Valuation Date) the Calculation Agent shall attempt to obtain Full Quotations from five or more Quotation Dealers and, if two or more Full Quotations are not available, a Weighted Average Quotation. If the Calculation Agent is unable to obtain two or more Full Quotations or a Weighted Average Quotation on the same Business Day on or prior to the tenth Business Day following the Valuation Date, the Quotations shall be deemed to be any Full Quotation obtained from a Quotation Dealer at the Valuation Time on such tenth Business Day, or if no Full Quotation is obtained, the weighted average of any firm quotations for the Valuation Obligation obtained from Quotation Dealers at the Valuation Time on such tenth Business Day with respect to the aggregate portion of the Quotation Amount for which such quotations were obtained. If the Calculation Agent is unable to obtain any firm quotations for any portion of the Quotation Amount on such date, then the Final Price with respect to such portion shall be zero; and

(ii) Quotations shall not include accrued but unpaid interest;

"Quotation Dealer" means, in respect of any Valuation Obligation, a dealer in obligations of the type of such Obligation for which Quotations are to be obtained, as selected by the Calculation Agent in its sole and absolute discretion;

"Valuation Obligation" means, notwithstanding anything to the contrary in the Conditions, one or more obligations of the Reference Entity (either directly or as a provider of a Qualifying Guarantee) as selected by the Calculation Agent in its sole and absolute discretion described by the Valuation Obligation Category and having the Valuation Obligation Characteristics;

"Valuation Obligation Category" means Bond or Loan (where Bond or Loan has the meaning given to it in Condition 10(j));

"Valuation Obligation Characteristics" means:

Not Subordinated

Specified Currency

Not Contingent

Assignable Loan

Consent Required Loan

Transferable

Maximum Maturity: 30 years

Not Bearer

(where such terms have the meanings given to them in Condition 10(j) and the terms of paragraph (B) (Interpretation of Provisions) of Deliverable Obligations shall be applicable to the Valuation Obligations, save that in each case (i) references to "Delivery Date" or "Settlement Date" shall be deemed to be references to "Valuation Date" and (ii) references to "Deliverable Obligation", "Deliverable Obligation Category" and "Deliverable Obligation Characteristics" shall be deemed to be references to "Valuation Obligation", "Valuation Obligation Category" and "Valuation Obligation Characteristics" respectively);

"Valuation Obligations Portfolio" means any combination of Valuation Obligations of the Reference Entity with an outstanding aggregate principal balance equal to the outstanding aggregate nominal amount of the Notes (or, if denominated in another currency, its equivalent when converted at the foreign exchange rate prevailing on the Notification Date or on such day in the week preceding the Notification Date as the Calculation Agent may specify in such notice) as selected by the Calculation Agent in its sole and absolute discretion and notified to the Issuer no later than one Business Day prior to the Valuation Date (the date of such notice being the **"Notification Date"**). The Calculation Agent may replace any Valuation Obligation selected and previously notified to the Issuer up to and including the Business Day immediately preceding the Valuation Date by notifying the Issuer of any such substitution. If any substituted Valuation Obligation is denominated in a currency other than the Settlement Currency, its value shall be calculated by converting it at the foreign exchange rate prevailing on the date that such Valuation Obligation is substituted or on any Business Day in the week preceding such date as the Calculation Agent may specify in the relevant

notice;

"Weighted Average Final Price" means the weighted average of the Final Prices determined for each Valuation Obligation in the Valuation Obligations Portfolio, weighted by reference to the outstanding principal balance of such Valuation Obligations. The Final Price of each Valuation Obligation shall be expressed as a percentage and determined in accordance with the Valuation Method and the definition of "Quotation"; and

"Weighted Average Quotation" has the meaning given to it in Condition 10(j), save that the reference in such definition to "the Reference Obligation" shall be deemed to be a reference to "the relevant Valuation Obligation".

For the avoidance of doubt, all other references in Condition 10(j) to "Deliverable Obligation", "Deliverable Obligation Category" and "Deliverable Obligation Characteristics" shall be deemed to be references to "Valuation Obligation", "Valuation Obligation Category" and "Valuation Obligation Characteristics" respectively.

The definition of Successor shall be deemed to be amended by the deletion of the fourth paragraph thereof and the insertion of the following wording:

"Where, pursuant to paragraph (i)(C) or (i)(D) above, one or more Successors have been identified in respect of a Reference Entity that has been subject to the relevant Succession Event (the **"Affected Entity"**), the Affected Entity will no longer be a Reference Entity and each Successor will be deemed to be a Reference Entity.

The Calculation Agent shall (in its sole and absolute discretion) with respect to the Affected Entity and its Successor(s) specify the terms applicable to such Successor(s) when the relevant Succession Event is effective. The terms applicable to any such Successor shall be the corresponding terms specified in the Final Terms as applicable to the Affected Entity unless the Calculation Agent considers that such terms have changed since the Trade Date or are different from the terms applicable to or that new terms are applicable to such Successor, in which case the Calculation Agent shall determine the terms that shall apply to the Successor as soon as reasonably practicable.

For the avoidance of doubt, if a Succession Event occurs with respect to a Reference Entity, multiple Successors may be designated with respect to such

entity in accordance with paragraphs (A) to (E) above and the Conditions to Settlement shall be capable of being satisfied with respect to any such Successor."

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	Such amount as shall be determined by the Calculation Agent (in its sole and absolute discretion) which would have the effect of preserving for the Noteholders the economic equivalent of the obligations of the Issuer under the Notes, taking into account the credit linked nature thereof and the cost to the Issuer of unwinding or otherwise liquidating any related credit hedge. The Calculation Agent shall, in making such determination, take into account the occurrence of any Credit Event in respect of which a Credit Event Redemption Date has or may become due but which, as at the time of the determination has not occurred.
39.	Adjustment for Early Redemption Unwind Costs:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Not Applicable
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	The definition of Business Day in the Conditions shall be amended by the deletion of the words "Amsterdam and" in sub-paragraph (a) thereof
44.	Further Issues provision:	Condition 18 applies

DISTRIBUTION

45.	(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	BNP Paribas, London Branch, 10 Harewood Avenue, London NW1 6AA
	(e)	Total commission and concession:	Not Applicable
	(f)	U.S. Selling Restrictions:	TEFRA D
46.	Additional selling restrictions:		Not Applicable
47.	Additional United States Tax Considerations:		Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the Luxembourg Stock Exchange of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the Reference Entity (the **Reference Information**) has been extracted from the Reference Entity's website. The Issuer confirms that the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Reference Entity, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to trading	Application has been made by the Issuer (or on its behalf) to list the Notes on the Official List of the Luxembourg Stock Exchange and to be admitted to trading on the Luxembourg Stock Exchange Regulated Market with effect from, at the earliest, the Issue Date.
(ii)	Estimate of total expenses related to admission to trading:	EUR 715.

2. RATINGS

Ratings:	Not Applicable

3. NOTIFICATION

The *Autoriteit Financiële Markten (AFM)*, which is the competent authority for the purposes of the Prospectus Directive and the relevant implementing measures in the Netherlands, has been requested to provide the *Commission de Surveillance du Secteur Financier (CSSF)*, its equivalent competent authority in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive and the relevant implementing measures in the Netherlands.

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealer and the distribution fees paid to EXANE, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

Fees will be paid to EXANE in respect of the issue of the Notes. The fees cover distribution and/or structuring costs. Details of such fees are available from EXANE upon request.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer:	As set out under Use of Proceeds in the Offering Circular.
(b)	Estimated net proceeds:	The net proceeds is not available.
(c)	Estimated total expenses:	The net proceeds is not available.

6. INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS

The Notes are linked to the credit of ArcelorMittal (the **"Reference Entity"**). The Reference Entity is the world's largest and most global steel producer. Information about the Reference Entity is available on its website www.arcelormittal.com.

The attention of any potential purchaser of the Notes is drawn to the Risk Factors set out in the Offering Circular with particular reference to those relating to the Credit Linked Notes and they should note that in particular, the redemption amount and interest amount in respect of the Notes are linked to the credit of the Reference Entity.

The Notes are securities which are credit-linked to the performance and obligations of the Reference Entity. Potential investors should note that the Notes differ from ordinary debt securities issued by the Issuer in that the amount of principal and interest payable by the Issuer is dependent on whether a Credit Event has occurred in respect of the Reference Entity. Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in the Notes as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks in the context of their financial situation.

The Issuer does not intend to provide post-issuance information.

7. OPERATIONAL INFORMATION

(a)	ISIN:	XS0418072293
(b)	Common Code:	041807229
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification	Not Applicable
(e)	Delivery:	Delivery against payment
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	BNP Paribas, London Branch, 10 Harewood Avenue, London NW1 6AA

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1974A
TRANCHE NO: 4

AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009 and the AUD 75,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 6 March 2009)

Issue Price: 100.4175 per cent. (plus 38 days' accrued interest from and including 17 February 2009 to but excluding 27 March 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 25 March 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1974A
	(ii)	Tranche Number:	4
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009 and the AUD 75,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 6 March 2009
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 275,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		100.4175 per cent. of the Aggregate Nominal Amount plus 38 days' accrued interest from and including 17 February 2009 to but excluding 27 March 2009
6	(i)	Specified Denominations:	AUD 1,000

	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	27 March 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	17 February 2009
8		Maturity Date:	17 February 2012
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	4.50 per cent. Fixed Rate (Further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	17 February in each year commencing on 17 February 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	AUD 45.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following	As set out in the Conditions

	an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the

conditions:	temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.507042, producing a sum of (for Notes not denominated in Euro):	Euro 25,352,100
43	In the case of Notes listed on	Not Applicable

Euronext Amsterdam:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 27 March 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009 and the AUD 75,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 6 March 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 49,732,996.58
(iii)	Estimated total expenses:	AUD 710,000 (comprising AUD 687,500 Dealers' Commission and AUD 22,500 Dealers' expenses);

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 4.340 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0412228917
(iii)	Common Code:	041222891
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable